Exhibit 99.71

CONSENT OF THE INDEPENDENT RESGISTERED PUBLIC ACCOUNTANTS

We have read the Registration Statement on Form 40-F (“Form 40-F”) of Avalon Rare Metals Inc. (“Avalon”) dated December 9, 2010. We have complied with Canadian generally accepted standards and with the standards of the Public Company Accounting Oversight Board for an auditor’s involvement with such documents.

We consent to the incorporation by reference and to the use of our report dated November 5, 2010 relating to the financial statements of Avalon as at and for each of the three years ended August 31, 2010, 2009 and 2008 appearing in the Form 40-F.

“McCarney Greenwood LLP”

Toronto, Ontario	McCarney Greenwood LLP
December 9, 2010	Chartered Accountants
Licensed Public Accountants